Exhibit 99.1

IAMGOLD announces $100 million cost reduction program

All amounts are expressed in U.S. dollars, unless otherwise indicated.

TSX: IMG  NYSE: IAG

TORONTO, March 4, 2013 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that to reinforce an already strong financial position and improve its return on capital, the Company has initiated a program to reduce annualized spending by $100 million.   This will be achieved through cost-cutting initiatives aimed at reducing mine operating costs, exploration expenditures and mine site and corporate general and administrative costs. The Company ended 2012 with over $1 billion in cash and gold bullion.

"We have a long track record of generating attractive returns on capital employed," said President and CEO, Steve Letwin. "The need for a robust return on capital is not a new concept at IAMGOLD, and we continue to approve only projects that will generate a return surpassing our risk adjusted cost of capital. Our recent share price performance is unacceptable. We are determined to intensify our return on capital and improve our operating performance. In this period of lower gold prices and rising costs we have launched an aggressive cost reduction program to remove $100 million from our 2013 plan."

While improving operating efficiency and containing costs are on-going priorities, the Company has targeted cost reductions across all aspects of its global operations. These cost reductions will counter the cost pressure from inflation and an increasing amount of hard rock at Essakane and Rosebel. The higher proportion of hard rock at these operations increases the demand for power to grind and crush the ore.

Mr. Letwin added, "Our assault on costs will continue until we have exhausted all possible opportunities to reduce spending. Our management team is fully focused on meeting this goal and intends to report on our progress as we move forward."

Forward Looking Statement
This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "outlook", "guidance", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation: changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, financing and interest rates; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business.  With respect to development projects, IAMGOLD's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects.  Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals.  Development projects have no operating history upon which to base estimates of future cash flows.  The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics.  Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold producer with five operating gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., one of the world's top three producers of niobium, and owns a rare earth element resource close to its niobium mine. IAMGOLD is well positioned for growth with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD's growth plans are strategically focused in certain regions in Canada, select countries in South America and Africa.

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

SOURCE: IAMGOLD Corporation

%CIK: 0001203464

For further information:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999  info@iamgold.com

CO: IAMGOLD Corporation

CNW 07:25e 04-MAR-13